PRIMERO REPORTS A FATAL PLANE CRASH CLOSE TO ITS SAN DIMAS MINE

Toronto, Ontario, April 1, 2016 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today confirmed that a plane crash resulting in three fatalities has occurred close to its San Dimas mine in Mexico.

An aircraft carrying 10 individuals crash-landed earlier today in the Sierra Madre mountain range approximately 15 kilometres from the Tayoltita airport. The passengers were Primero employees and family members en route to Durango. Primero mourns the loss of employees, Toronto based executive Guillermo Adrian, Vice President, Operations, San Dimas based José Paz Vizcarra Juarez, Warehouse Clerk, and a family member of Sr. Vizcarra.

“This tragedy has impacted every person at Primero deeply and we send our deepest condolences to the families, friends and colleagues of the deceased,” stated Ernest Mast, President and C.E.O. “All survivors are being treated for their injuries, and we will provide support to the affected families to help them through this difficult time. The Company will cooperate fully with aviation authorities to determine the cause of the accident.”

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com